

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Uzi Sofer
Chief Executive Officer
Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605

> **Re: Alpha Tau Medical Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 15, 2022**
> **File No. 333-264306**

Dear Mr. Sofer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1.  Disclose the price that the selling securityholders paid for the ordinary shares being registered for resale.

2.  Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of Class A common stock in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of ordinary shares on this registration statement could have on the public trading price of your ordinary shares.

Risk Factors, page 9

4.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

General

5.   In light of the significant number of redemptions and the possibility that the company may not receive significant proceeds from exercises of the warrants if there is a disparity between the exercise price of the warrants and the trading price of the ordinary shares, expand your disclosure in an appropriate location of your prospectus to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:   Michael J. Rosenberg, Esq.